February 28, 2006

Percy Miller
Rich Entertainment Inc, a California Corporation,
% Roger Pliakas, Esq.
Miller & Pliakas LLC.
9720 Wilshire Blvd. Suite 700
Beverly Hills, CA 90212

Re: Termination of Rich Entertainment Inc, a California Corporation,
(F/s/o/ Percy Miller) Marketing and Promotion Agreement

Dear Mr. Miller,

As per our conversation it is hereby mutually agreed and understood that the Marketing and Promotion Agreement entered into on August 4, 2005 between Who’s Your Daddy, Inc., a Nevada Corporation, and Rich Entertainment Inc, a California Corporation, (f/s/o/ Percy Miller) shall, upon execution hereon, be deemed terminated.

Pursuant to this Termination Agreement, any and all fees, compensation, commissions, shares, warrants, or any other consideration due or owed to Rich Entertainment Inc, a California Corporation, are hereby waived, canceled, and are of no further or force and effect.

In consideration for the time and energy that may have been expended on behalf of Who’s Your Daddy relating to this Agreement, Who’s Your Daddy, Inc hereby agrees to issue as full and final settlement 20,000 (twenty thousand) shares of restricted Who’s Your Daddy, Inc. stock.

It is further agreed that both parties shall mutually agree upon any Press Release relating to the Termination Agreement.

If the foregoing is acceptable, please sign in the space provided for your signature, and on behalf of Rich Entertainment Inc.

Sincerely,

Edon Moyal, CEO

Agreed to and accepted this 28th day of February, 2006

Percy Miller individually and on behalf of Rich Entertainment Inc.